Exhibit 99.1

Teliasonera First European Operator to Trial Wireless IP Telephony for Enterprise Customers with Nokia and Cisco

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 15, 2006--(3GSM World Congress, Barcelona) In co-operation with Nokia and Cisco Systems Inc., TeliaSonera (NASDAQ:TLSN)(HEX:TLS1V) (SEHK:TLSN) will be the first operator in Europe to trial wireless IP telephony via WLAN for enterprise customers. The trial is one of TeliaSonera's numerous initiatives to take the lead in bringing new services to customers migrating from fixed to mobile and Internet-based services.

    Recent surveys on IT investment in Nordic enterprises shows that IP telephony, i e the convergence of mobile and fixed telephony in one wireless IP telephony solution, is increasingly seen as a priority.
The main reasons cited by enterprises are improved efficiency, cost savings and simplicity. IP based communications also allows the possibility for further integration between the telephony system and IT systems in an enterprises.

    "There is a major growth potential in this area and we are aiming to be the leading service provider of converged mobile and managed IP voice solutions as well as other IP based communication solutions.
TeliaSonera has a strong position as a system integrator of communications solutions and provider of fixed and mobile services with managed service expertise for the whole solution." says Anders Igel, CEO and President, TeliaSonera AB.

    "The trials with Nokia and Cisco are part of TeliaSonera's ambition to provide customers with an easy-to-use wireless VoIP concept. We are pleased to be the first operator in Europe to conduct trials in this area with two strong partners. Simplicity, security and quality are important aspects which will now be tested in depth together with all parties.", Anders Igel continues.

    "While all enterprises will benefit from converged IP-mobile voice services, not all will be keen to integrate and operate the required systems in-house. Many enterprises will be looking to service providers to provide converged voice and communications as a managed service."

    says Jaakko Olkkonen, General Manager, Voice Solutions, Nokia. "I am pleased to see a leader in their own field, TeliaSonera, agree with this view and take first concrete steps with Nokia and Cisco towards providing the benefits of convergence to their customers."

    "Around 22% of enterprise users make mobile calls from their desks, so most CIOs can see the immediate benefits of wireless IP phones that can operate seamlessly over Cisco Unified wireless LANs and cellular networks," said Mahmoud Dasser, Director, Worldwide Mobility Partnership, Cisco Systems. "The Cisco-Nokia Enterprise Mobility Solution will help enterprises to improve productivity and responsiveness and TeliaSonera has the right combination of expertise and services to deliver the solution to customers in the Nordic and Baltic regions. The trials being conducted by TeliaSonera will help make the mobile enterprise a reality by making business communications more streamlined, easier to manage and cost effective."

    One phone - wherever you are

    The wireless IP telephony solution for enterprise customers will give users the advantage to work completely mobile while controlling the costs. An employee only needs one phone regardless of their location. Inside the office, the phone will utilise the enterprise IP and WLAN network. When the user leaves the office, the phone switches to the mobile network while keeping features such as short-dial numbers, calendar, contacts etc.

    The trials are designed to evaluate the technology's functionality and usability, WLAN infrastructure, handover between WLAN and mobile and IP networks, as well as security and voice quality in various environments.

    TeliaSonera is constantly working on converging different technologies and their potential applications to enable its customers to be more efficient as showcased with this pilot trials with Nokia and Cisco. TeliaSonera is currently also conducting trials of a wireless VoIP solution using UMA technology for consumers in Denmark and Sweden. Connect, a platform-independent service for wireless broadband access is another example of how TeliaSonera is working to simplify for customers.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30